UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916 and 333-285322) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 2, 2025, the Company announced that the U.S. Food & Drug Administration (“FDA”) has accepted for priority review its New Drug Application (“NDA”) for TransCon CNP (navepegritide) for the treatment of children with achondroplasia and has set a Prescription Drug User Fee Act (“PDUFA”) goal date of November 30, 2025 to complete its review. The FDA also informed Ascendis that they are not currently planning to hold an advisory committee meeting to discuss this application. TransCon CNP is an investigational prodrug of C-type natriuretic peptide (“CNP”) administered once weekly and designed to treat people living with achondroplasia by providing continuous exposure of active CNP to receptors on tissues throughout the body, including growth plates and skeletal muscle.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the PDUFA goal date for the FDA’s review of TransCon CNP for the treatment of children with achondroplasia. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors, including tariffs and trade policies. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: June 2, 2025	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer